

March 21, 2024

Andrei Stoukan
Chief Executive Officer
United Express Inc.
4345 W. Post Rd.
Las Vegas, NV 89118

> **Re: United Express Inc.**
> **Amendment No. 1 to Form 10-Q for the Quarter Ended December 31, 2023**
> **Filed March 7, 2024**
> **File No. 333-227194**

Dear Andrei Stoukan:

We have reviewed your March 7, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 7, 2024 letter.

Amendment No. 1 to Form 10-Q for the Quarter Ended December 31, 2023

Note 5 - Investment in Subsidiary - Fighting Leagues, page 10

1. We note you added footnote disclosure to address the acquisition of Jebour Two Ltd and its wholly owned subsidiary, Fighting Leagues LV Inc. Please provide the following:

- Clarify whether the acquisition was accounted for as a business combination or asset acquisition and provide us with a robust analysis, citing authoritative literature that supports your determination. Your analysis should explain whether Jebour Two is considered a business pursuant to ASC 805-10-55-3A through 55-9 and should specifically address ASC paragraphs 805-10-55-5 and 5A as it relates to the screen test given your representation that the license issued by the Nevada State Athletic Commission as the "key material asset of the acquisition."

- Revise your disclosure as necessary, to provide the determination of the purchase price and consideration transferred, provide quantification of the individual assets acquired and liabilities assumed as well as information on how they were valued, and explain how you have allocated the purchase price to the identified assets and liabilities in accordance with ASC 805-10-50.

Please contact Myra Moosariparambil at 202-551-3796 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation